EXHIBIT 99.1
FOR IMMEDIATE RELEASE            From:    Mark Sheffert
                                          (612) 338-4722



                     TELIDENT ANNOUNCES RESTRUCTURING PLAN,
                         ELECTS W. EDWARD MCCONAGHAY CEO

         MINNEAPOLIS, March 6 -- The board of directors of Telident, Inc. (NASDAQ: TLDT) today outlined a plan to refocus the company on strategies that provide the greatest opportunity for achieving profitability. At the same time, the board named W. Edward McConaghay president and chief executive officer, replacing Michael J. Miller who has resigned. McConaghay also was elected a member of the Telident board of directors. McConaghay most recently was president and chief executive officer of Digital Technics Inc., a Maryland-based telecommunications company. He succeeds Miller effective April 1.

         The company's new strategies include:

         * targeting specific, high-potential customer segments, such as hotels, schools, commercial office buildings and hospitals, with Telident's solutions for the 9-1-1 emergency calling network. The company's systems provide information that can give the exact location of a 9-1-1 telephone call to the emergency dispatcher, thus enhancing the safety of individuals within a private branch exchange (PBX) telephone system;

         * focusing sales efforts in states, such as Texas, Colorado and Illinois, where enhanced 9-1-1 access has been mandated;

         * pursuing OEM and strategic alliance opportunities with large telecommunications providers;

         * continuing to explore opportunities to provide Telident's solutions to the cellular market; and

         * continuing to work with the Federal Communications Commission to ensure nationwide improvements in the 9-1-1 emergency calling network.

                                    - more -



         The board also said that the company is undertaking initiatives to more closely align operating expenses with Telident's new direction. Initiatives include reducing staff and redirecting the sales force, as well as lowering corporate administrative expenses.

         Before joining Digital Technics, McConaghay, 47, was the president and a principal of Key Indicators, an international management consulting firm specializing in marketing, market development strategies, and distribution planning and technologies for entrepreneurial firms and Fortune 500 companies in various industries, including telecommunications. From 1983 to 1993, he held various positions with Northern Telecom, including vice president, marketing, of Northern Telecom Asia/Pacific and secretary to the executive office and assistant vice president for companywide marketing programs. McConaghay also served as senior vice president, sales and marketing, for Deluxe Corporation.

         McConaghay holds a master's degree in business administration from Harvard Business School and a bachelor's degree in engineering from the U.S. Military Academy at West Point.

         "Ed McConaghay is an experienced and highly regarded telecommunications executive who brings a solid track record of sales and marketing know-how to Telident," said Mark Sheffert, chairman of the Telident board of directors. "We believe his leadership will serve Telident shareholders well as the company moves aggressively to capitalize on market opportunities and reach its full potential."

         Telident, based in Minneapolis, designs, manufactures and markets proprietary hardware and software systems, primarily for the enhanced 9-1-1 emergency calling network.